MEDIA
Philippe BARQUET	Ken Dominski
+33 6 70 48 61 28	609-252-5251
philippe.barquet@sanofi-aventis.com	ken.dominski@bms.com

INVESTORS
Sanjay Gupta	John Elicker
+33 1 53 77 45 45	212-546-3775
sanjay.gupta@sanofi-aventis.com	john.elicker@bms.com

NEW 300MG LOADING DOSE TABLET FOR PLAVIX®

RECEIVES POSITIVE OPINION FROM THE EUROPEAN COMMITTEE

FOR MEDICINAL PRODUCTS (CHMP)

- A new step forward may help increase appropriate early use of Plavix®

by simplifying administration in acute coronary syndrome patients -

PARIS, France, and PRINCETON, New Jersey – March 5, 2008 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) and Bristol-Myers Squibb Company (NYSE: BMY) announced today that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Evaluation Agency (EMEA) has issued a positive opinion recommending approval of the 300mg tablet of the antiplatelet Plavix® (clopidogrel bisulfate). This positive opinion from the CHMP needs to be ratified by the European Commission in the coming months before final approval.

The new 300mg tablet will facilitate the use of the approved loading dose of Plavix® and the early initiation as recommended by national and international guidelines in appropriate patients with acute coronary syndrome (ACS), including those with unstable angina / non-ST segment elevation myocardial infarction (managed with percutaneous intervention (PCI) with or without stent or medically managed) and ST segment elevation myocardial infarction patients. The 300mg tablet is bioequivalent to four 75mg tablets of Plavix®.

Sanofi-aventis and Bristol-Myers Squibb are committed to further studying the optimization of the Plavix® loading dose in ACS patients managed with an early invasive strategy in the ongoing large international clinical trial known as ‘CURRENT’. CURRENT is the only randomized controlled trial designed to investigate in 14000 patients, whether the use of a clopidogrel 600mg loading dose, followed by an intensified clopidogrel dosing regimen (6 days at 150mg follow by 75mg) yields improved clinical outcomes as compared to clopidogrel 300mg loading dose followed by 75mg in ACS patients managed with an early invasive strategy. The primary endpoint of CURRENT is the reduction of a composite endpoint of cardiovascular death, stroke and myocardial infarct (MI) and the results are expected by the end of 2008.

About PLAVIX®

Plavix® is an antiplatelet agent which prevents platelets from sticking together and forming clots in the arteries and is the only widely available prescription antiplatelet approved to reduce the risk of heart attack and stroke across the entire spectrum of ACS.

Plavix® is indicated for the reduction of atherothrombotic events in patients with a history of recent MI, recent stroke or established peripheral arterial disease (P.A.D.) Plavix® is also indicated for patients with NSTEMI ACS, including those who are to be managed medically and those managed with PCI (with or without a stent) or CABG. Additionally Plavix® is indicated in STEMI patients.

For ACS patients, European Guidelines (ESC Guidelines for NSTEMI ACS 2007) recommend pre-treatment of unselected patients with Plavix® before angiography results for better outcome of PCI.

The early and long term efficacy and safety profile of Plavix® is well established in clinical trials involving more than 100,000 patients across the full spectrum of ACS, recent MI, recent ischemic stroke and established P.A.D, with real-world experience since its launch in more than 70 million patients worldwide.

Plavix® is marketed worldwide by sanofi-aventis and Bristol-Myers Squibb Company as Plavix® and Iscover®.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT PARIS: SAN) and in New York (NYSE: SNY).

About Bristol-Myers Squibb

Bristol-Myers Squibb is a global biopharmaceutical and related health care products company whose mission is to extend and enhance human life.

Forward Looking Statements

For sanofi-aventis

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2006. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

For Bristol-Myers Squibb

This press release contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995 regarding product development. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the European Commission will ratify the CHMP’s positive opinion recommending approval of the 300mg tablet of Plavix® or that the timing of the ratification will occur in Europe as described in this release. Forward-looking statements in this press release should be evaluated together with the many risks and uncertainties that affect Bristol-Myers Squibb’s business, including those identified in Bristol-Myers Squibb’s Annual Report on Form 10-K for the year ended December 31, 2007, particularly under “Item 1A. Risk Factors”. Bristol- Myers Squibb undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

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